December 15, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Rufus Decker, Accounting Branch Chief
Washington, D.C. 20549-0510

Dear Mr. Decker:

     We have reviewed your letter dated November 16, 2004 regarding our Form 10-K for the fiscal year ended June 30, 2004 and Form 10-Q for the period ended October 1, 2004. We appreciate your comments and below address each point raised by your letter. As noted below, we will make the changes discussed in future filings, commencing with our Form 10-Q for the fiscal period ended December 31, 2004.

     FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

     RESPONSE:

As previously mentioned, Versar will make changes as presented in this letter in future filings commencing with our Form 10-Q for the fiscal period ended December 31, 2004.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	Please expand all of your critical accounting policies to address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

•	If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

•	If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

•	A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect;

•	A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See also Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

RESPONSE:

     Since this item is an all encompassing request, Versar considers it appropriate to provide below the entire revised Critical Accounting Policies discussion we intend to use in the MD&A for future filings, which also address the above requests for additional information by the SEC where applicable.

     In reviewing our proposed revised disclosure, please note the following responses to the latter four sub-bullets above in question number 2.

     There were no different estimates that would have had a material impact on Versar’s financial presentation that could have been used in the current period. If such a situation arises in the future, Versar will make the required disclosure.

     Changes in accounting estimates from period to period have not had a material impact on the financial presentation of the Company. The most significant area where estimates may have the potential to change is revenue recognition, where project performance, contract delays, and change orders may impact the revenue recognition on a particular project. Project reviews are conducted on a monthly basis and adjustments where appropriate are made in the current period. To date these adjustments have not had a material impact to the Company’s financial statements.

     In addition to the proposed revised critical accounting policies (MD&A) disclosure below, we will provide additional discussion of changes in the Company’s overall financial performance. Such performance changes were not due to changes in accounting estimates, therefore, the discussion will be included under a separate heading. The changes to financial performance were due to adjustments to the Company’s cost structure to balance with the Company’s business volume.

     The Company had a material change in accounting estimate to the Company’s provision for doubtful accounts in fiscal year 2002. Such change was due to a pending lawsuit and a disputed contract in the Company’s Architecture and Engineering (now Engineering and Construction) business segment, which required the Company to set reserves for those projects in the fourth quarter of fiscal year 2002. This change was disclosed in the Company’s 10K for the fiscal year 2002.

     In fiscal year 2003, Versar made a material change of $1 million by increasing the tax valuation allowance account due to a non-recurring charge of $800,000 to reduce the Company’s overall cost structure and reduce costs in non-performing divisions which resulted in lower taxable income. The estimate in the Company’s tax valuation account is being reviewed quarterly taking into consideration actual operating results along with estimated near term performance. When there is evidence of poor performance, management will set aside additional tax valuation allowance to compensate for the reduced ability to utilize the tax assets. When the operating results improve, the valuation allowance account is adjusted downward accordingly.

     Below is the revised Critical Accounting Policies disclosure:

Critical Accounting Policies and Related Estimates That Have a Material Effect on Versar’s Consolidated Financial Statements

     Below is a discussion of the accounting policies and related estimates that we believe are the most critical to understanding our consolidated financial statements, financial condition, and results of operations which require management judgments and estimates, or involve uncertainties. Information regarding our other accounting policies is included in the notes to our consolidated financial statements.

     Revenue recognition: Contracts in process are stated at the lower of actual costs incurred plus accrued profits or net estimated realizable value of costs, reduced by progress billings. On cost-plus fee contracts, revenue is recognized to the extent of costs incurred plus a proportionate amount of fee earned, and on time-and material contracts, revenue is recognized to the extent of billable rates times hours delivered plus material and other reimbursable costs incurred. The Company records income from major fixed-price contracts, extending over more than one accounting period, using the percentage-of-completion method. During the performance of such contracts, estimated final contract prices and costs are periodically reviewed and revisions are made as required. Fixed price contracts can be significantly impacted by changes in contract performance, contract delays, liquidated damages and penalty provisions, and contract change orders, which may potentially impact the revenue recognition on a project. Losses on contracts are recognized in the period when they become known.

     From time to time we may proceed with work based on customer direction pending finalization and signing of contractual funding documents. We have an internal process for approving any such work. All revenue recognition is deferred during periods in which funding is not received. Costs incurred during such periods are deferred if the receipt of funding is assessed as probable. In evaluating the probability of funding being received, we consider our previous experiences with the customer, communications with the customer regarding funding status, and our knowledge of available funding for the contract or program. If funding is not assessed as probable, costs are expensed as they are incurred.

     There is the possibility that there will be future and currently unforeseeable significant adjustments to our estimated contract revenues, costs and margins for fixed price contracts, particularly in the later stages of these contracts. It is most likely that such adjustments could occur in our growing Engineering and Construction business segment. Such adjustments are common in the Construction industry given the nature of the contracts. These adjustments could either positively or negatively impact our estimates due to the circumstances surrounding the negotiations of change orders, the impact of schedule slippage, subcontractor claims and contract disputes which are normally resolved at the end of the contract. Adjustments to the financial statement are made when they are known.

     Allowance for Doubtful Accounts: Disputes arise in the normal course of the Company’s business on projects where the Company is contesting with customers for collection of funds because of events such as delays, changes in contract specifications and questions of cost allowability or collectibility. Such disputes, whether claims or unapproved change orders in process of negotiation, are recorded at the lesser of their estimated net realizable value or actual costs incurred and only when realization is probable and can be reliably estimated. Claims against the Company are recognized where loss is considered probable and reasonably determinable in amount. Management reviews outstanding receivables on a regular basis and assesses the need for reserves, taking into consideration past collection history and other events that bear on the collectibility of such receivables.

     Deferred tax valuation allowance: The Company has approximately $4.5 million in deferred tax assets of which a $3.8 million valuation allowance has been established against such assets. Management provides for a valuation allowance until such time it can conclude more likely than not that the Company will derive a benefit from such assets. The valuation allowance is adjusted as necessary based upon the Company’s ability to generate taxable income, including management’s ability to implement tax strategies that will enable the Company to benefit from such deferred tax assets.

     In the first quarter of fiscal year 2003, management implemented a cost restructure plan to improve the operating performance of the Company. The cost reductions, along with stronger revenue, resulted in $1.3 million operating income, a $1 million improvement from the prior year operating income of $262,000. As the likelihood of utilizing deferred tax assets increased, management reduced the tax valuation allowance from $4.1 million to $3.8 million in fiscal year 2004.

     Goodwill and other intangible assets: On January 30, 1998, Versar completed the acquisition of The Greenwood Partnership, P.C. subsequently renamed (Versar Global Solutions, Inc. or VGSI). The transaction was accounted for as a purchase. Goodwill resulting from this transaction was approximately $1.1 million. In fiscal year 2003, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” which eliminated the amortization of goodwill, but does require the Company to test such goodwill for impairment annually. Currently, the carrying value of goodwill is approximately $776,000 relating to the acquisition of VGSI, which is now part of the Architecture and Engineering (A&E) reporting unit. In performing its goodwill impairment analysis, management has utilized a discounted cash flow model to determine the estimated fair value of the (A&E) reporting unit. This model requires management, among other things, to estimate future revenue and expenses of the A&E reporting unit based upon current contract backlog and projected growth resulting from new business. Management engages outside professionals and valuation experts, as necessary, to assist in performing this analysis. Should the A&E reporting unit financial performance not meet estimates, then the impairment of the goodwill would have to be further assessed to determine whether the asset should be reduced. If such a reduction were to occur, it would impact the Consolidated Statement of Operations and Balance Sheet, yet would not impact the Company’s cash flow or bank covenants.

     For fiscal years 2004 and 2003, management concluded, based upon its impairment analysis, that goodwill relating to the A&E reporting unit was not impaired.

     The MD&A will also include the following sections discussing trends and risks inherent in the Company’s business.

     Financial trends: From fiscal year 2002 to 2004, the net service revenue of the Company continued to decline as the Company wound down a major contract in fiscal years 2003 and 2004 in support of the Army STEPO suit production contract in the Defense business segment. With increased funded contract backlog in the fourth quarter of fiscal year 2004 and the first quarter of fiscal year 2005, the Company began to reverse that trend. Multi-million dollar contracts were awarded to the Engineering and Construction segment. These included roofing projects in San Diego in support of Defense Logistic Agency and hurricane emergency response in various locations in Florida. Recently, the Company was awarded $3 million construction oversight work in Iraq. The Company anticipates that both gross and net revenues will continue to increase in fiscal year 2005. Such continued growth is dependent upon winning additional follow-on projects and additional new contracts in order to keep the funded contract backlog at levels that would support such continued growth. Management continues to pursue many business opportunities to continue such growth, but can give no assurances that this will be achieved.

     Other risk factors or uncertainties that could significantly impact our financial performance:

•	General economic or political conditions;

•	Threatened or pending litigation;

•	The timing of expenses incurred for corporate initiatives;

•	Employee hiring, utilization, and turnover rates;

•	The seasonality of spending in the federal government and commercial clients;

•	Delays in project contracted engagements;

•	Unanticipated contract changes impacting profitability;

•	Reductions in prices by our competitors;

•	The ability to obtain follow on project work;

•	Our failure to properly to manage projects resulting in additional costs;

•	The impact of a negative government audit potentially impacting our costs, reputation and ability to work with the federal government;

•	Loss of key personnel;

•	The ability to compete in a highly competitive environment; and

•	Diversion of federal funding to Iraq.

Results of Operations, page 16

3.	During the year ended June 30, 2003, you recorded a non-recurring charge of $800,000 to reduce overall cost structure and reduce costs in non-performing divisions. Please disclose your restructuring in the notes to the financial statements for the period in which the exit or disposal activity is initiated and any subsequent period until the activity is completed. Please include a reconciliation, of the beginning and ending liability balances showing separately the changes during the period. In addition, include the disclosures discussed in paragraph 20 of SFAS 146 and SAB Topic 5:P in your footnotes to your financial statements and in your MD&A below:

     RESPONSE:

          During the first quarter of fiscal year 2003, management implemented a plan to restructure the Company’s cost structure to better align it with its business volume. This restructuring plan was disclosed in the Company’s interim financial information filed on forms 10-Q and in the Company’s annual report filed on form 10-K. The disclosure discussed the nature of the restructuring costs. The primary components of this change related to severance payments of approximately $450,000 that were made to employees that were terminated as part of the restructuring. These employees were given notice prior to formally carrying out the plan. The remaining $350,000 related to management’s estimate of restructuring certain facility leases as part of downsizing operations.

          The following information will be included in Versar’s Note I, Commitments and Contingencies as an additional paragraph to provide additional disclosure as required under SFAS 146, as well as a reconciliation of the account balances. Such disclosure will also be included in the MD&A in future filings.

          In September 2002, the Company recorded a non-recurring charge of $800,000 to reduce the Company’s overall cost structure and to reduce costs in non-performing divisions. The costs included $450,000 for severance payments to terminated employees and $350,000 for costs to restructure certain leased facilities. Approximately $148,500 and $192,200 in severance payments were made in fiscal years 2003 and 2004, with a remaining liability balance of $109,200, which will be disbursed in fiscal year 2005. In addition, $82,000 and $131,000 of the facilities restructure reserve was reduced / used to modify existing long term leases in Texas, Chicago, and California facilities in fiscal years 2003 and 2004. The balance of $137,000 is expected to be utilized to reduce the facility costs for expected vacant space from a sub-tenant at the Company’s headquarters in Springfield, Virginia in fiscal year 2005.

Statements of Changes in Stockholders’ Equity, page F-4

4.	Please present a column that shows the activity in the number of shares held in treasury during each period presented.

     RESPONSE:

          See the revised Statement of Changes in Shareholders’ Equity reflecting a separate column for the Treasury Stock. Future statements of changes in shareholders’ equity will be structured similarly.

VERSAR, INC.
Consolidated Statements of Changes in Stockholders’ Equity

(In thousands)
Years Ended June 30, 2004, 2003, and 2002

							Total
			Capital in	Accumu-			Stock-
	Common	Stock	Excess of	lated	Treasury	Treasury	holders'
	Shares	Amount	Par Value	Deficit	Shares	Stock	Equity
Balance, June 30, 2001	6,475	$65	$18,359	$(12,338)	(37)	$(73)	$6,013

Exercise of stock options	392	4	1,019	—	—	—	1,023
Treasury stock issued to ESSOP	—	—	—	—	90	250	250
Purchase of Treasury stock	—	—	—	—	(66)	(236)	(236)
Decrease in reserve on guarantee of real estate debt	—	—	—	300	—	—	300
Common stock issued to private placement	359	3	849	—	—	—	852
Tax benefit from exercise of stock options	—	—	43	—	—	—	43
Net income	—	—	—	79	—	—	79

Balance, June 30, 2002	7,226	72	20,270	(11,959)	(13)	(59)	8,324

Exercise of stock options	32	1	77	—	—	—	78
Tax benefit from exercise of stock options	—	—	2	—	—	—	2
Net loss	—	—	—	(1,008)	—	—	(1,008)

Balance, June 30, 2003	7,258	73	20,349	(12,967)	(13)	(59)	7,396

Exercise of stock options	579	5	1,486	—	—	—	1,491
Purchase of treasury stock	—	—	—	—	(3)	(13)	(13)
Net income	—	—	—	1,191	—	—	1,191

Balance, June 30, 2004	7,837	$78	21,835	$(11,776)	(16)	$(72)	$10,065

The accompanying notes are an integral part of these consolidated financial statements.

Statement of Cash Flows, page F-5

5.	Under the Deferred Compensation note on page F9, you discuss life insurance policies. Please tell us how you considered Section 1300.13 of the AICPA Technical Practice Aids in reaching the conclusion that increases in the cash surrender value of your life insurance policies do not represent investing activities. Please also tell us where these amounts were presented in your cash flow statement for each of the last three years and the interim period, including the amounts involved.

     RESPONSE:

          After careful review of the Section 1300.13 of the AICPA Technical Practice Aids, the Company concurs with the Commission that the changes in cash surrender value of life insurance should be classified as investing activities. Future filings will reflect this classification. The primary purpose of the policies from their inception was to provide a backstop against potential obligations that the Company may have under the deferred compensation agreements, which in many cases provided for an acceleration of benefits under certain circumstances, which would have had a financial impact to the Company. The insurance policy was designed to offset any such impact to the Company at that time.

          The net changes in the deferred compensation were reflected in the changes in other assets presented as part of the changes in assets and liabilities. The net change in cash surrender value for fiscal years 2002, 2003, 2004, was ($6,000), $14,000 and $28,000, respectively.

6.	Please tell us how you treated the borrowings against the cash surrender value in your cash flow statements. Please tell us each of the circumstances, if any, under which you would be obligated to repay the borrowings against the cash surrender value. Please also tell us where these amounts were presented in your cash flow statement for each of the last three years and the interim period, including the amounts involved.

     RESPONSE:

          Aggregate borrowings of approximately $66,000 against the cash surrender value have not changed in the past three years. The borrowings against the cash surrender value reduce the face value of the life insurance. The Company is not obligated to repay the borrowings against the policies, yet plans to repay the loans in fiscal year 2005 because of the Company’s significantly improved cash position. Because the borrowings against the cash surrender value have not changed, the cash flow statement has not been impacted for the past three years and the interim period.

7.	Please tell us how you concluded that premiums paid for life insurance policies and borrowings against the cash surrender value met the criteria in paragraph 13 of SFAS 95 to be netted, rather than presented gross.

     RESPONSE:

          The premiums paid for the life insurance policies and borrowings against the cash surrender value are not impacted by paragraph 13 of SFAS 95 because the amount of borrowings against the insurance policies have not changed as mentioned in item 6 above. Therefore, premiums paid for the life insurance policies are shown at the gross amounts on the statement of cash flow. However, Versar will present the gross amount as investing activities in future filings.

8.	Please explain to us how your netting of cash flows related to payments and borrowings on your bank line of credit meets the requirements in paragraph 13 of SFAS 95 for netting. Otherwise, please present the gross changes in payments and borrowings on your bank line of credit.

     RESPONSE:

          In accordance with paragraph 13 of SFAS 95 payments and borrowings are netted because all of the Company’s cash receipts and disbursements run through the Company’s bank line of credit. The Company’s line of credit is classified as current liability in accordance with EITF 95-22 even though the maturity date is November 2005. Management believes that the individuals borrowing are short-term as they are paid off often times daily with cash received on assigned accounts receivable. The turnover of payments and receipts are quick and their amounts are large. If the Company were to present the gross cash flows on the bank line of credit, the Company would be presenting approximately $61 million in cash receipts and $60.4 million in disbursements, which would distort the consolidated statement of cash flows and thus would serve to confuse the reader of our financial statements. Therefore, the changes in the Company’s line of credit have been presented on a net basis.

Note E — Debt, page F-12

9.	Please disclose in your financial statements the significant financial covenants under your new line of credit facility and the repercussions of not meeting them.

     RESPONSE:

          Below, Versar has revised Note E to our financial statements to reflect the significant financial covenants under our line of credit as well as the potential business impact to the Company if they are not met. This revised note will appear in future periodic filings.

NOTE E DEBT

          In September 2003, Versar entered into a new line of credit facility with United Bank (Bank) that provides for advances up to $5,000,000 based upon qualifying receivables. Interest on the borrowings is based on prime plus one and a half percent (5.50% and 4.04% as of June 30, 2004 and 2003, respectively). The line is guaranteed by the Company and each subsidiary individually and is collectively secured by accounts receivable, equipment and intangibles, plus all insurance policies on property constituting collateral. Outstanding borrowings as of June 30, 2003 were $2,125,000. At June 30, 2004, there was no outstanding borrowing. The line is subject to renewal in November 2005. The loan has certain covenants related to the maintenance of financial ratios. These covenants require a minimum tangible net worth of $6,500,000 and a maximum total liabilities to tangible net worth ratio not to exceed 2.5 to 1; and a minimum current ratio of at least 1.25 to 1. Failure to meet the covenant requirements gives the Bank the right to demand the amount due under the line of credit, which may impact the Company’s ability to finance its working capital requirements. At June 30, 2004, the Company was in compliance with the financial covenants.

Note F — Stock Options, page F-14

10.	Paragraph 47.a. of SFAS 123 requires you to show the weighted-average option exercise prices in the tables you present on pages F-l3 and F-14. Please revise the tables accordingly.

     RESPONSE:

The following represents revised disclosures required by SFAS 123. In future filings, the tables below will appear as shown.

Total options under the Stock Option 2002, 1996, and 1992 Plans are as follows:

		Weighted-
	Optioned	Average Option
	Shares	Price Per Share	Total
	(In thousands, except per share price)
Outstanding at June 30, 2001	1,281	$2.88	$3,689
Granted	40	3.00	120
Exercised	(282)	2.59	(729)
Cancelled	(69)	3.26	(225)

Outstanding at June 30, 2002	970	$2.94	$2,855
Granted	492	2.09	1,028
Exercised	(8)	2.25	(18)
Cancelled	(50)	2.48	(124)
Reclassified to non-qualified	(157)	2.98	(468)

Outstanding at June 30, 2003	1,247	$2.62	$3,273
Granted	395	3.16	1,247
Exercised	(210)	2.20	(463)
Cancelled	(34)	2.47	(84)
Reclassified to non-qualified	(277)	2.92	(809)

Outstanding at June 30, 2004	1,121	$2.82	$3,164

Total non-qualified stock options granted under the 2002, 1996, and 1992 plans are as follows:

		Weighted-
	Optioned	Average Option
	Shares	Price Per Share	Total
	(In thousands, except per share price)
Outstanding at June 30, 2001	299	$2.88	$862
Granted	71	4.48	318
Exercised	(110)	2.68	(295)
Cancelled	(8)	2.88	(23)

Outstanding at June 30, 2002	252	$3.42	$862
Granted	129	1.82	235
Exercised	(24)	2.50	(60)
Cancelled	(16)	3.13	(50)
Reclassified from ISO	157	2.98	468

Outstanding at June 30, 2003	498	$2.92	$1,455
Granted	44	3.00	132
Exercised	(370)	2.79	(1,029)
Reclassified from ISO	277	2.93	809

Outstanding at June 30, 2004	449	$3.05	$1,367

11.	The range of exercise prices for your options is wide. Please segregate the exercise prices into meaningful ranges and provide the information in paragraph 48 of SFAS 123 for each range.

     RESPONSE:

          (Also, see the response in Item 10 above.)

Details of total outstanding Incentive Stock Option Plans at June 30, 2004 are as follows:

Number		Weighted-	Weighted-	Number of
of	Range of	Average	Average	Exercisable
Shares	Price Option	Option Price	Remaining Life	Shares
	(In thousands, except as noted)
165	$1.75 to $1.94	$1.80	7.3 — year	70
624	$2.05 to $2.92	2.50	8.0 — year	297
189	$3.00 to $3.75	3.48	7.9 — year	77
143	$4.20 to $4.95	4.54	4.8 — year	122

1,121		$2.82	7.2 — year	566

Details of total outstanding Non-Qualified Stock Option Plans at June 30, 2004 are as follows:

Number		Weighted-	Weighted-	Number of
of	Range of	Average	Average	Exercisable
Shares	Option Price	Option Price	Remaining Life	Shares
	(In thousands, except as noted)
152	$1.75 to $1.88	$1.81	7.8 — year	89
35	$2.06 to $2.80	2.47	8.4 — year	17
162	$3.00 to $3.65	3.08	3.7 — year	133
60	$4.50 to $4.65	4.50	3.7 — year	59
25	$5.38 to $5.75	5.60	6.2 — year	19
15	$6.50	6.50	7.6 — year	9

449		$3.05	5.4 — year	326

Exhibit 31.1

12.	Please confirm that the inclusion of your CEO and CFO’s title was not intended to limit the capacity in which such individuals provided the certifications. Please remove the reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

     RESPONSE:

          The inclusion of the CEO and CFO’s title was not intended to limit the capacity in which such individuals provided the certifications. Such titles will be removed as requested in the introductory paragraphs of the certifications.

FORM 10-Q FOR PERIOD ENDED OCTOBER 1, 2004

General

13.	Please address the comments above in your interim Forms 10-Q as well.

     RESPONSE:

          All of the items 1 through 12 that are applicable to the interim quarterly filings will be adjusted in future filings to provide the additional disclosure as necessary.

Exhibits 31.1, 31.2, 32.1 and 32.2

14.	Please file these certifications as actual Exhibits to your Forms 10-Q, rather than just including them in the body of the filing as you do now.

     RESPONSE:

          The exhibit certifications in the Forms 10-Q were inadvertently included in the body of our filing with the SEC via Edgar. Such certifications will be included as exhibits in future filings.

          Versar acknowledges that we are responsible for the adequacy and accuracy of the disclosure in our filings; that such SEC staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Versar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We hope that the above information adequately addresses your concerns. If you need any additional information or clarifications, please do not hesitate to contact the undersigned directly at (703) 642-6907 or via email: lsinnott@versar.com.

Sincerely,

/s/ Lawrence W. Sinnott
Lawrence W. Sinnott, CPA
Sr. Vice President, Chief
Financial Officer and
Treasurer